KeyCorp
127 Public Square
Cleveland, OH 44114
November 4, 2010
VIA Edgar Electronic Submission and Electronic Mail
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mark Webb, Legal Branch Chief
Re:	KeyCorp Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 1, 2010 Form 10-K/A for the Fiscal Year Ended December 31, 2009 Filed August 9, 2010 File No. 001-11302
Dear Mr. Webb:
     We are responding to the comments of the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 29, 2010, with respect to the above-referenced matter. To facilitate the staff’s review, this letter includes the staff’s comment in italics followed by KeyCorp’s response to the staff’s comment.
General
1.	We note that you completed a sale of notes under your shelf registration statement in August. It does not appear, however, that you have filed a “clean” opinion of counsel. Please file such an opinion.
     KeyCorp has complied with the staff’s request by filing today a clean opinion of counsel with respect to the sale of notes as an exhibit to a Current Report on Form 8-K.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 13. Certain Relationships and Related Transactions, and Director Independence
Definitive Proxy Statement on Schedule 14A
2.	We note your response to comment 13 in our letter dated July 28, 2010. Please confirm that none of the loans to executive officers exceeded $120,000. Otherwise, amend your Form 10-K to provide the information required by Item 404 of Regulation S-K.
     KeyCorp confirms that none of the loans to executive officers exceeded $120,000.

United States Securities and Exchange Commission
November 4, 2010

Form 10-K/A for the Fiscal Year Ended December 31, 2009
3.	We note that you amended your Form 10-K to include a signed auditor report but chose to incorporate by reference your consolidated financial statements included in the Financial Review Section of your 2009 Annual Report to Shareholders. We do not believe that the incorporation by reference of sections of your Annual Report complies with Rule 12b-15 which requires amendments to set forth the complete text of each item as amended. Please refer to Rule 12b-15 and refile your Amended 10-K accordingly.
     Pursuant to a telephone conversation with Mark Webb on November 2, 2010, we understand that the staff will not require KeyCorp to re-file an amended 10-K.
* * * * *
     We appreciate the efforts of the staff to assist KeyCorp in resolving the above inquiries. Please contact me at (216) 689-5091 or Robert L. Morris, Executive Vice President and Chief Accounting Officer at (216) 689-7841 if you have any questions regarding the responses set forth above.

Very truly yours,
/s/ Molly Z. Brown Molly Z. Brown
Counsel

cc:	David Irving, SEC Angela Connell, SEC Michael Seaman, SEC Jeffrey B. Weeden Robert L. Morris